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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                              (Amendment No. _____)

                           Exigent International, Inc.
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                            (Name of Subject Company)

                           Exigent International, Inc.
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                       (Names of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                   (including the associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)

                                   302056 10 6
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                      (CUSIP Number of Class of Securities)

                                  B.R. Smedley
                      Chairman and Chief Executive Officer
                                1830 Penn Street
                            Melbourne, Florida 32901
                                 (321) 952-7550
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     (Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

                                 With copies to:

                              Noel H. Nation, Esq.
                                Baker & McKenzie
                              1200 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 789-8900

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Press Release, dated April 3, 2001, regarding proposed transaction between Harris Corporation and Exigent International, Inc.



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FOR IMMEDIATE RELEASE

              Harris Corporation To Acquire Exigent International,
                        A Software and Services Business

MELBOURNE, FL, APRIL 3, 2001 - Harris Corporation (NYSE:HRS) and Exigent International, Inc. (NASDAQ Small Cap: XGNT) today jointly announced the signing of a definitive merger agreement for Harris to acquire Exigent through a cash tender offer and merger. Harris is a worldwide communications equipment company. Exigent provides software and services for satellite command and control, telecommunications, and information technology, primarily for government markets.

The board of directors of each company has approved the transaction. Under the terms of the transaction, Manatee Merger Corp, a wholly-owned subsidiary of Harris Corporation, will commence a cash tender offer for all of Exigent's approximately 6 million outstanding common shares at a price of $3.55 per share in cash. The transaction values the equity of Exigent at $23 million, which includes payments for in-the-money Exigent employee stock options.

Exigent is headquartered in Melbourne, Florida, and employs approximately 260 employees, including 220 engineering and technical personnel. Calendar year 2000 revenues were approximately $38 million. Exigent has primary engineering and service centers in Melbourne and the Washington, D.C. area, with smaller centers located in Colorado and North Carolina. Exigent operates through three subsidiaries: Exigent Software Technology, Inc., Exigent Digital Telecom and Wireless Networks, and Exigent Solutions Group. Exigent International was formed in 1996 as a holding company to build upon the strengths and track record of Software Technology, Inc, which has more than 22 years of experience providing telemetry equipment to the U.S. government.

"Exigent is an excellent fit with our existing government business," commented Phillip W. Farmer, chairman and CEO of Harris. "Exigent performs high-end software and systems work for space operations and has a world class set of commercial software products. Exigent has a



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stellar reputation and on-site presence with a key group of customers that are among our target channels of opportunity. The acquisition fits well with our core business at Harris, and it is our intent to provide a competitive posture that will allow it to grow and prosper."

B.R. "Bernie" Smedley, CEO and chairman of Exigent International, Inc. stated, "We are confident that the proposed sale to Harris Corporation will strengthen the market distribution and value of our products, continue to utilize the vast experience of our employees, and give all our stakeholders an immediate premium over the current market price."

CIBC World Markets Corp. acted as financial advisor to Exigent in connection with the transaction and has rendered to the Board an opinion as to the fairness, from a financial point of view, of the $3.55 per share cash consideration to be received in the offer and merger by the holders of Exigent common stock (other than Harris and its affiliates).

The tender offer is expected to commence on or about April 17, 2001. The tender offer and merger are subject to customary conditions, including the tender of at least a majority of Exigent's outstanding shares. Following completion of the tender and receipt of Exigent shareholder approval, if required, each share of Exigent stock not tendered in the tender offer will be converted into the right to receive $3.55 in cash.

In connection with the proposed acquisition, Mr. Smedley has agreed with Harris Corporation to tender his shares in Exigent in connection with the offer.

Exigent International, Inc. is headquartered in Melbourne, Florida. Exigent International subsidiaries include: Exigent Software Technology, Inc., a leading provider of engineering services and software products to the aerospace and defense industries; Exigent Solutions Group, which provides a suite of Information Technology services, including Oracle services, to commercial and government customers; and Exigent Digital Telecom and Wireless Networks, which provides leading-edge technology services and products supporting distributed collaborative applications, network resource management, and message-oriented middleware products.


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Harris Corporation is an international communications equipment company focused on providing product, system and service solutions that take its customers to the next level. The company provides a wide range of products and services for wireless, broadcast, network support, and government markets. Harris has sales and service facilities in more than 90 countries. Additional information about Harris Corporation is available at www.harris.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Exigent. At the time the subsidiary of Harris commences its offer, it will file a Tender Offer Statement with the SEC and Exigent will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer will be made solely by the tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and all other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Exigent, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Harris with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's Web site at HTTP://WWW.SEC.GOV. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

                           FORWARD LOOKING STATEMENTS

This press release contains "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements can be identified by reference to words such as "expect," "believe," "anticipate," "plan," or similar expressions and involve risks and



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uncertainties, including, but not limited to, insufficient shares being tendered by Exigent stockholders, or non-occurrence of other conditions required for completion of the tender offer, delays in the closing date of this transaction, and other factors which could cause Exigent's or Harris' actual results to differ materially from those set forth in such forward-looking statements.

For additional information contact Harris Corporation at WEBMASTER@HARRIS.COM.

                                      # # #


HARRIS CORPORATION CONTACT INFORMATION:
--------------------------------------

PAMELA PADGETT                                     TOM HAUSMAN
Vice President Investor Relations                  Director Public Relations
PPADGE01@HARRIS.COM                                thausm01@harris.com
321-727-9383                                       321-727-9131


EXIGENT INTERNATIONAL CONTACT INFORMATION:
-----------------------------------------

SALLY BALL                                         SHANTI JONES
Executive Vice President & CFO                     Corporate Communications
Specialist
sally_ball@xgnt.com                                shanti_jones@xgnt.com
321-952-7550, EXT. 1496                            321-952-7550, EXT. 1432